EXHIBIT 99.1

Golar LNG Limited – Q1 2025 results presentation

Golar LNG's 1st Quarter 2025 results will be released before the NASDAQ opens on Wednesday, May 21, 2025. In connection with this, a webcast presentation will be held at 1:00 P.M (London Time) on Wednesday May 21, 2025. The presentation will be available to download from the Investor Relations section at www.golarlng.com.

We recommend that participants join the conference call via the listen-only live webcast link provided. Sell-side analysts interested in raising a question during the Q&A session that will immediately follow the presentation should access the event via the conference call by clicking on this link (https://register-conf.media-server.com/register/BI8ef8001432684c0581d75f3e8fd4b497). We recommend connecting 10 minutes prior to the call start. Information on how to ask questions will be given at the beginning of the Q&A session. There will be a limit of two questions per participant.

a. Listen-only live webcast link
Go to the Investors, Results Centre section at www.golarlng.com and click on the link to "Webcast". To listen to the conference call from the web, you need to have a sound card on your computer, but no special plug ins are required to access the webcast. There is a “Help” link available on the webcast pages for anyone who may have issues accessing.

b. Teleconference

Conference call participants should register to obtain their dial in and passcode details. This process eliminates wait times when joining the call.

When you log in, you can either dial in using the provided numbers and your unique PIN, or select the “Call me” option and type in your phone number to be instantly connected to the call. Use the following link (https://register-conf.media-server.com/register/BI8ef8001432684c0581d75f3e8fd4b497) to register.

Please download the presentation material from www.golarlng.com (Investors, Results Centre) to view it while listening to the conference.

If you are not able to listen at the time of the call, you can assess a replay of the event audio for a limited time on www.golarlng.com (Investors, Results Centre).

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.